Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 29, 2015

The Board of Directors of Merus Labs International Inc.

We consent to the inclusion in this annual report on Form 40-F of our Independent Auditors’ Report of Registered Public Accounting Firm dated December 3, 2015 on the consolidated financial statements of Merus Labs International Inc. and its subsidiaries comprising the consolidated statement of financial position as at September 30, 2015 and 2014, the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information which is incorporated by reference in this annual report on Form 40-F of Merus Labs International Inc. and its subsidiaries for the fiscal year ended September 30, 2015.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-205589) on

Form F-10 of Merus Labs International Inc. filed with the United States Securities and Exchange Commission.

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